

February 12, 2013

<u>Via E-mail</u>
Ana Botin
Chief Executive Officer
Santander UK plc
2 Triton Square
Regent's Place
London NW1 3AN, England

  Re: Santander UK plc
     Form 20-F for the Fiscal Year Ended December 31, 2011
     Filed March 15, 2012
     Form 6-K furnished September 4, 2012
     Form 6-K furnished January 31, 2013
     Response dated October 26, 2012
     File No. 001-14928

Dear Ms. Botin:

  We have reviewed your response to our letter dated September 26, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Business and Financial Review, page 7

Contractual Obligations, page 53

1. Refer to your response to prior comment 1. Please revise your disclosure in future filings to present the total undiscounted contractual amounts due under your obligations existing at the reporting date. Refer to Release Nos. 33-8182 and 33-9144.

Credit Risk, page 73

Credit risk parameters, page 74

2.   Please confirm that, in addition to your proposed disclosure provided in response to prior comments 3 and 4, you will clearly disclose which credit risk and/or credit loss disclosures relate to your impairment losses under IFRS and which relate to your regulatory capital assessments throughout the document in future filings. Also, for each risk and/or disclosure that differs, clearly disclose both the IFRS methodology and the Basel methodology.

Credit Risk Mitigation, page 105

Corporate Loans, page 109

3.   Please refer to prior comment 12. We note that the level of restructured corporate loans in arrears appears significant compared to total restructured loans. We also note the same trend related to restructured mortgage loans disclosed on page 94 of the December 31, 2011 Form 20-F. Please address the following:

- Discuss why such a significant portion of your renegotiations appear unsuccessful, and discuss whether you have made changes to your modification programs as a result, and if so how.
- Disclose whether you provide multiple concessions for renegotiated loans, or whether loans are only allowed to be renegotiated once. If you provide multiple concessions, quantify the balance of those loans and provide disclosure that discusses whether the level of multiple concessions for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.
- If you allow for multiple concessions on renegotiated loans, provide a discussion of how you are capturing all losses inherent in your loan portfolio in your allowance for loan losses. For example, discuss how you incorporate redefaults on these loans in your probability of default assumptions or any qualitative adjustments you may make.

Notes to the Financial Statements, page 167

1. Accounting Policies, page 167

Collective assessment, page 178

4.   Refer to your response to prior comment 17 where you state that you discount the final net loss on an individual loan at the effective interest rate rather than discounting the estimated individual future cash flows of the loan. We note that you go on to state that you utilize this approach for administrative ease, as it produces the same numerical

answer; however, it is unclear how the same numerical answer is produced. Please provide us with a representational example to illustrate how discounting the final net loss produces the same numerical answer as discounting the estimated individual future cash flows of the loan.

Equity index-linked deposits, page 183

5.   We acknowledge your response to prior comment 19 that as part of your risk management strategy, you enter into other derivatives that offset (i.e., economically hedge) the risks underlying the fair value movements with respect to embedded derivatives on equity index-linked deposits, and on this basis, the overall fair value movements are immaterial. We also note in your response that the fair value movement of the embedded derivative provided in your response appears significant to your profit before tax. As your economical hedges appear to be significantly offsetting fair value losses related to these embedded derivatives in your equity index-linked deposits, the disclosure we previously requested appears significant to an investors' understanding of the transactions. Therefore, please revise your disclose in future filings to discuss the following:

- Gains and losses on these contracts for each period presented as well as the offsetting impact of the economical hedges.
- The management process for these products, including how you manage the related economical hedges.
- The success of your economical hedging strategy during the periods presented.

50. Consolidating Financial Information, page 272

6.   Please revise your condensed consolidating financial information in future filings to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements.

Form 6-K furnished September 4, 2012

Redenomination risk

7.   Refer to your proposed disclosure provided in response to prior comment 27. Please revise your proposed disclosure to include your gross position denominated in Euros in addition to your net position.

Mortgages – Non-performing loans and advances

8.   Refer to your response to prior comment 30, and please confirm that you will revise your disclosure in future filings to clarify that the change in your collection policy, which

ultimately led to an increase in impairment loss allowances, was driven by your regulators.

Form 6-K furnished January 31, 2013

9.   We note your disclosure that additional provisions for Payment Protection Insurance (PPI) were not required during 2012. We also note your disclosure that complaints to the Financial Services Authority increased 28% with PPI being a contributory factor and that you have seen an increase in claims activity during 2012. Please revise future filings to disclose the following:

- Discuss the specific information considered when concluding that additional provisions were not necessary. For example, we note your disclosure that you had the lowest PPI claims to the Financial Ombudsman Service. Expand your discussion to quantify how many claims you had compared to the industry so that a reader may understand the significance of this statement. Discuss any other items considered and provide quantification where possible.
- Discuss the main assumptions used to determine your PPI provision and the source of these assumptions. Discuss whether these assumptions have changed over time and if so, provide a discussion of the drivers of the changes.
- Provide a roll forward of the PPI claims outstanding as of the end of the reported periods, including the beginning balance, new claims, settled claims, claims found not to be valid and the ending balance. Provide enough detail for a reader to understand the various drivers behind changes in the level of claims received and outstanding.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director